Insider: Langset.A **Issuer:** Prima Developme **Security:** Common Sha

ile insider report - Compl[redacted]

he transaction has been reported.

eported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares		487604	2004-03-22	10 - Acquisition or disposition in the public market	-2500	485104

dw 4/20

Back 2004-03-26, 14:19:50, EST

Insider: Langset.R **Issuer:** Prima Developme **Security:** Common Sha **Holder:** Commonwealth Enterpr

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	Registered holder	Opening Balance	Date of transaction	Nature of transaction	Number or value acquired or disposed of	Closing Balance
Common Shares	Commonwealth Enterprise Fund Inc.	4761142	2004-03-18	10 - Acquisition or disposition in the public market	1200	4762342
Common Shares	Commonwealth Enterprise Fund Inc.	4762342	2004-03-19	10 - Acquisition or disposition in the public market	500	4762842

Insider: Commonwealth En **Issuer:** Prima Developme **Security:** Common Sha

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Security designation	*Registered holder*	*Opening Balance*	*Date of transaction*	*Nature of transaction*	*Number or value acquired or disposed of*	*Closing Balance*
Common Shares		4761142	2004-03-18	10 - Acquisition or disposition in the public market	1200	4762342
Common Shares		4762342	2004-03-19	10 - Acquisition or disposition in the public market	500	4762842